Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

On July 19, 2012, Georgia Gulf Corporation distributed the following communication:

July 19, 2012

Dear Contractor,

We are pleased to inform you that Georgia Gulf has entered into a definitive agreement with PPG under which PPG will spin-off and then merge its chlor-alkali and derivatives business with Georgia Gulf.

The merger will create a Fortune 500 chemicals and building products company poised to capitalize on the combined entity’s:

•                  broad portfolio of downstream products

•                  cost-advantaged position due to access to domestic natural gas

•                  size and strength to facilitate new manufacturing opportunities

PPG and Georgia Gulf have a relationship that extends many years. We believe that this merger is a natural strategic fit for Georgia Gulf that provides tremendous value for all of our stakeholders, including customers, employees, stockholders and the communities where we operate.  We are excited to combine forces with the talented employees of PPG’s chlor-alkali and derivatives business to execute on the significant opportunities we believe are inherent in this merger.

We expect the merger to close by the end of 2012 or early 2013, subject to the receipt of customary regulatory approvals and the approval of our shareholders.

In the near term, we will continue to operate our business as usual and we expect to continue our current service agreement with you as planned. Please continue to work with your existing GGC contact(s). We will strive to complete the merger and begin to integrate the businesses with minimal disruption to our relationship with Georgia Gulf contractors and consultants.

As the transaction progresses, we will update you as appropriate. We are excited about this opportunity and thank you in advance for your understanding and continued support.

The press release announcing our merger and further information about Georgia Gulf is available on our website at www.ggc.com.

Thank you again for your support.

Sincerely,

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  These forward-looking statements include, but are not limited to, statements regarding expected benefits of the proposed separation of PPG’s chlor-alkali and derivatives business (the “Business”) from PPG and the merger of the Business and Georgia Gulf (the “Transaction”), integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf.  There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication.  These risks and uncertainties include risks relating to the parties’ respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Transaction and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication.  Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information

In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations.  Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.